SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For the month of March, 2015

Commission File Number 1-15106

PETRÓLEO BRASILEIRO S.A. - PETROBRAS
(Exact name of registrant as specified in its charter)

Brazilian Petroleum Corporation - PETROBRAS
(Translation of Registrant's name into English)

Avenida República do Chile, 65
20031-912 - Rio de Janeiro, RJ
Federative Republic of Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No___X____

Start-up of platform P-61 in Papa Terra field

Rio de Janeiro, March 16, 2015 – Petróleo Brasileiro S.A. – Petrobras announces the start-up of platform P-61 in Papa Terra field, in the southern tip of Campos Basin, 110km off the coast of Brazil and at a water depth (distance between water surface and sea floor) ranging from 400 to 1,400 meters.

Set up at a water depth of 1,200 meters, platform P-61 comprises the Papa Terra field production project, along with FPSO (floating production storage and offloading) P-63, which came into operation on November 11, 2013.

Currently there are five production and six injection wells interconnected to P-63, an additional five injection wells will be interconnected. Thirteen production wells will be interconnected to P-61, the well known as PPT-16, which is currently in operation, is the platform’s first well.

The production of P-61 is transferred via flexible lines to FPSO P-63, which is capable of processing 140 thousand barrels per day (bpd) and 1 million cubic meters (m³) of gas, besides being able to inject 340 thousand barrels of water.

Shuttle tankers transport the oil from the field and the surplus gas, not consumed on the platforms, is injected into a nearby reservoir.

The topside of P-61 was built at the Keppel Felds shipyard in Singapore. The hull and mating operation (the joining of the hull and the topside) were completed at the Brasfels shipyard in the city of Angra dos Reis, Rio de Janeiro.

The presence of reservoirs containing oil rated between 14 and 17 API, as well as the project’s great depths, have made the development of Papa-Terra field one of Petrobras’s most complex projects, requiring the incorporation of many different innovative solutions.

P-61 Tension Leg Wellhead Platform is connected to a Tender Assisted Drilling Platform and is equipped with a drilling and well completion rig. This is the first time a platform of this type operates in Brazil. The wells of P-61 are of the dry completion type, that is, well control valves are located on the platform, instead of on the sea floor.

The production wells of P-63 are connected to the platform via subsea flexible pipes equipped with electric heating known as IPB (Integrated Production Bundle) and the field’s 18 production wells feature subsea centrifuge pumps.

Papa Terra field is operated by Petrobras (62.5%) in partnership with Chevron (37.5%). Chevron’s participation in this field development has been important given its experience with projects of this nature.

www.petrobras.com.br/ir

Contacts:

PETRÓLEO BRASILEIRO S.A. – PETROBRAS | Investor Relations Department I e-mail: petroinvest@petrobras.com.br

Av. República do Chile, 65 – 10th floor, 1002 – B – 20031-912 – Rio de Janeiro, RJ | Phone: 55 (21) 3224-1510 / 3224-9947

FORWARD-LOOKING STATEMENTS

This release includes forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended, that are subject to risks and uncertainties. The forward-looking statements, which address the Company’s expected business and financial performance, among other matters, contain words such as “believe,” “expect,” “estimate,” “anticipate,” “optimistic,” “intend,” “plan,” “aim,” “will,” “may,” “should,” “could,” “would,” “likely,” and similar expressions. Readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date on which they are made. There is no assurance that the expected events, trends or results will actually occur. We undertake no obligation to publicly update or revise any forward-looking statements, whether as a result of new information or future events or for any other reason.

The Company’s actual results could differ materially from those expressed or forecast in any forward-looking statements as a result of a variety of assumptions and factors. These factors include, but are not limited to, the following: (i) failure to comply with laws or regulations, including fraudulent activity, corruption, and bribery; (ii) the outcome of ongoing corruption investigations and any new facts or information that may arise in relation to the “Lava Jato Operation”; (iii) the effectiveness of the Company’s risk management policies and procedures, including operational risk; and (iv) litigation, such as class actions or proceedings brought by governmental and regulatory agencies.  A description of other factors can be found in the Company’s Annual Report on Form 20-F for the year ended December 31, 2013, and the Company’s other filings with the U.S. Securities and Exchange Commission.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: March 16, 2015
PETRÓLEO BRASILEIRO S.A--PETROBRAS

By:	/S/ Ivan de Souza Monteiro
Ivan de Souza Monteiro Chief Financial Officer and Investor Relations Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended (Securities Act), and Section 21E of the Securities Exchange Act of 1934, as amended (Exchange Act) that are not based on historical facts and are not assurances of future results.  These forward-looking statements are based on management's current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results o f operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.
All forward-looking statements are expressly qualified in their entirety by this cautionary statement, and you should not place reliance on any forward-looking statement contained in this press release. We undertake no obligation to publicly update or revise any forward-looking statements, whether as a result of new information or future events or for any other reason.